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                               [Astrex Letterhead]








                                                               March 16, 2001




Securities and Exchange Commission
Washington, D.C. 20549


RE:  Registration on Form S-2
        File No. 333-61553
        Withdrawal Request Pursuant to Rule 477


Gentlemen:


    We request that the above-referenced registration statement be withdrawn pursuant to Rule 477 under the Securities Act of 1933.

    We request withdrawal of the registration statement because we have determined not to proceed with the transactions contemplated by the registration statement. No offers or sales of any securities have been made under the registration statement.

    If you have any questions, please contact our attorney Michael Harvey, Esq. at (212)737-4498.


                                      Very truly yours,

                                      ASTREX, INC.

                                      By: /s/ Michael McGuire
                                          ---------------------------
                                          President and CEO